Exhibit 19.1

HG Holdings, Inc.

Insider Trading Policy

(as excerpted from Section II.F.2 of the Code of Conduct of HG Holdings, Inc. (the “Company”))

Under the Company’s policy and federal and state securities laws, you may not buy, sell or recommend the purchase or sale of the Company’s securities or the securities of other companies, including customers, suppliers and others, on the basis of material nonpublic information in breach of a duty of trust and confidence to that particular company, or the source or owner of the information (“inside information”). In addition, you may not “tip” inside information to another who trades. In general, a purchase or sale of a security is considered to be “on the basis of” inside information if the person making the purchase or sale was aware of the information.

a. Duties of Trust and Confidence. All associates have a duty of trust and confidence to the Company. In addition, you owe a duty of trust and confidence to the source or owner of the information if (i) you agree to maintain the information in confidence; (ii) you have a history, pattern, or practice of sharing confidences such that the recipient of the information knows, or reasonably should know, that the person communicating the information expects that the recipient will maintain its confidentiality; and (iii) whenever you receive or obtain inside information from your spouse, parent, child or sibling.

b. Material. Information is “material” if a reasonable investor would consider it important in reaching an investment decision, or if the information is reasonably likely to affect the price of a company’s securities. Material information can be positive or negative and may relate to uncertain or speculative events. Examples of material information may include dividend changes, earnings estimates, merger or acquisition proposals or agreements, major litigation, new products or contracts, liquidity problems and significant management developments.

c. Nonpublic. Information is “nonpublic” unless and until it has been made widely available to the general public, which would include by means of a major news publication, a public filing made with a regulatory agency, materials sent to shareholders such as a proxy statement or prospectus or materials available from public disclosure services. The distribution of information through narrower channels, such as the posting of information on a blog, may be insufficient to make the information public. The fact that nonpublic information is reflected in rumors in the marketplace does not mean that the information has been publicly disseminated. It is important to note that, even after information becomes public, many aspects relating to a matter may remain nonpublic.

Trading on the basis of inside information or tipping others about inside information could have serious legal consequences for the individuals involved, their supervisors and the Company. Because the analysis may be complex, you should consult with the Company’s Principal Financial and Accounting Officer if you have any questions about whether information in your possession is material or nonpublic or if a proposed transaction would violate the insider trading laws.